Exhibit 99.1

Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2015

TABLE OF CONTENTS

About Rio Tinto	2

Forward looking statements	2

Net earnings and underlying earnings	6

Commentary on the Group financial results	7

Rio Tinto financial information by business unit	11

Notes to financial information by business unit	13

Review of operations	14

Directors’ report	23

Non-GAAP measures	24

Financial statements	F

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2015, announced on August 6, 2015. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings” and the detailed reconciliation on page 6. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends”, “aims”, “projects”, “will”, “targets”, “set to”, “may”, “plans” or similar expressions. In particular, among other statements, certain statements under the caption “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure, returns to shareholders (capital or otherwise) and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

2015 interim results demonstrate continued discipline and focus on cash

Revenues and earnings

•	Consolidated sales revenues of $18.0 billion in the first half, $6.4 billion lower than the same period of last year, reflecting a $7.1 billion reduction due to the decline in commodity prices.

•	EBITDA[1] margin of 38 per cent, compared with 41 per cent in 2014 first half.

•	Underlying earnings of $2.9 billion, $2.2 billion lower than 2014 first half, with cost improvements, lower energy costs and positive currency movements offsetting nearly 40 per cent of the $3.6 billion (post-tax) impact of lower prices.

•	Underlying earnings per share of 159.1 US cents.

•	Net earnings of $0.8 billion reflect non-cash exchange rate and derivative losses of $1.3 billion, impairment charges of $0.4 billion, mainly related to Energy Resources of Australia, legacy remediation costs of $0.2 billion and general restructuring and headcount reduction costs of $0.1 billion.

Production

•	Delivered strong operational performances in iron ore, bauxite, hard coking coal and aluminium.

Cash flow and balance sheet

•	Achieved $0.6 billion of sustainable operating cash cost improvements (including exploration and evaluation savings).

•	Generated net cash from operating activities of $4.4 billion, as lower taxes paid and stable working capital in period partly offset the impact of lower prices.

•	Tight management of trade working capital generated a $30 million inflow of cash in 2015 first half, compared with a $0.8 billion outflow in 2014 first half.

•	Reduced capital expenditure by $1.4 billion to $2.5 billion, including $1.2 billion of sustaining capex, which reflected the completion of major projects and continued capital discipline.

•	Maintained a strong balance sheet despite net debt increasing by $1.2 billion in the six month period to $13.7 billion at 30 June 2015, resulting in net gearing of 21 per cent.

Capital returns

•	Returned $3.2 billion to shareholders in 2015 first half including the 2014 final dividend of $2.2 billion and $1.0 billion of share buy-backs, comprising $0.4 billion off-market in Rio Tinto Limited and $0.6 billion on-market in Rio Tinto plc. In July, a further $0.2 billion of Rio Tinto plc shares were purchased as part of the ongoing programme.

•	Increased interim dividend per share by 12 per cent to 107.5 US cents, in line with our policy of setting the interim dividend at half of the total dividend per share for the prior year.

2015 guidance

•	Retain tight capital discipline with a focus on cash generation and sustainable returns.

•	Operating cash cost improvement (including exploration and evaluation savings) for 2015 full year is increased from $750 million to $1.0 billion.

•	Capital expenditure is expected to decline to around $5.5 billion in 2015 and less than $6.0 billion in 2016. Guidance for 2017 remains at around $7.0 billion. Each year includes around $2.5 billion of sustaining capex.

•	Share buy-back programme is ongoing with $1.0 billion of Rio Tinto plc shares expected to be purchased in the second half of 2015.

[1]	EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 11 where it is reconciled to profit on ordinary activities before finance items and taxation.

Underlying EBITDA and underlying earnings by product group

	First half 2015 US$m	First half 2014[2] US$m	Change US$m	Change %
Underlying EBITDA[1]
Iron Ore	4,090	8,092	(4,002)	-49%
Aluminium	1,688	1,097	591	+54%
Copper & Coal	1,462	1,462	—	0%
Diamonds & Minerals	413	492	(79)	-16%
Other operations/other items/exploration	(350)	(690)	340	+49%

	7,303	10,453	(3,150)	-30%

Underlying earnings
Iron Ore	2,099	4,683	(2,584)	-55%
Aluminium	793	373	420	+113%
Copper & Coal	393	658	(265)	-40%
Diamonds & Minerals	75	76	(1)	-1%
Other operations/other items/exploration/interest	(437)	(674)	237	+35%

	2,923	5,116	(2,193)	-43%

[1]	Underlying EBITDA excludes the same items that are excluded in arriving at Underlying earnings. See page 25 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.
[2]	2014 first half numbers have been restated to reflect the new product group structure.

Economy and commodities

Context

As expected at the start of the year, the macro environment and commodity outlook facing the mining industry has been challenging. Commodity prices are under pressure, in some cases falling to levels not seen since 2009 in the aftermath of the Global Financial Crisis. Moderating Chinese demand, continued supply growth and downward shifts in industry cost curves are all contributing to weaker markets. Global macroeconomic risks have also added to short-term volatility, and China’s equity market correction and Greece’s debt negotiations have resulted in concerns of financial markets impacting commodity trading.

As with all cycles, we expect the current cyclical weakness will pass as global economic growth picks up and commodity markets rebalance. However, the recovery will be characterised by slower commodity demand growth compared to the past decade and a likely continued focus on productivity and costs over capital project development. This is the industry’s “New Normal”, in which producers at the lower end of the cost curve will maintain their competitive advantage, but higher cost producers will be exposed.

Global economy

Since 2011, the global economy has been following a stable, but relatively subdued, growth pattern, with GDP expanding at around 3.5 per cent each year. All signs so far show that this is extending to 2015.

The recovery is consolidating in developed economies but is yet to lead to a noticeable strengthening in global trade. This is holding back growth in developing economies, which has faded somewhat recently. Without strong external support, China’s growth has also been more exposed to its slowing property and construction sector. We expect reported Chinese growth of around 7 per cent in 2015, down from 7.4 per cent in 2014. China’s government has responded to the softer macroeconomic conditions with a range of policies aimed at supporting growth in the near term. This has already resulted in improvements in housing sales, although levels of housing stock remain high in smaller cities. Chinese household consumption has also picked up, supported by healthy income growth.

Resumption of work on public infrastructure construction also appears to be picking up – this should help to further stabilise the economy in the second half of the year. The recent equity correction is clearly negative for sentiment but real economy effects will likely be minimal given the short duration of the rally that began in November 2014.

The strengthening of the US dollar, driven by higher US interest rate expectations, has been at the expense of commodity-related exchange rates such as the Australian and Canadian dollars. This has moderated margin pressures on producers via USD denominated cost reductions.

Commodities

China’s crude steel production run-rate has been around 815 million tonnes per annum so far in 2015, a slight decrease from 2014 levels. Domestic consumption of steel in China is maturing, but taking into account rising exports of steel as well as steel-containing goods, we continue to project long term growth in Chinese crude steel production, reaching around 1 billion tonnes towards 2030.

Reductions in high cost iron ore production have continued over the first half of 2015 with exits for the year likely to reach about 120 million tonnes, with a further 45 million tonnes at risk. New iron ore supply totalling 110 million tonnes is expected to enter the market in 2015. Despite efforts across the industry to cut costs, recent low prices will continue to put pressure on marginal supply.

Aluminium prices started the year strongly with regional premiums at record levels. However, premiums corrected sharply during the second quarter, falling back towards long-term historical averages. With London Metal Exchange (LME) prices also sliding slightly through the year about 40 per cent of smelters across the industry had returned to a loss-making position by the middle of 2015.

Indonesia’s bauxite ore export ban remains in place and the development of local refining capacity is progressing slowly. Meanwhile, high prices have induced the development of new supply from Malaysia.

Copper supply growth has been slower than the market had anticipated. However as several large projects continue to ramp-up, the weaker demand and downward shift in the industry cost curve has kept pressure on prices.

Thermal and metallurgical coal prices have continued along the declining trend they followed through most of 2014. Global supply continues to expand rather than contract as widespread cost reduction initiatives across the industry have resulted in additional tonnes being placed into the market. In both products the influence of Chinese supply has also been key, resulting in reduced net-import levels.

Titanium dioxide prices have remained under pressure, with the industry continuing to absorb feedstock inventories incentivised from the previous period of high prices.

The downward trend in the commodity cycle is highlighted by recent declining trends of exploration and capital expenditure in Australia, down nine and 13 per cent respectively in the first quarter compared with the previous year. First quarter shipments of heavy mobile equipment from the major manufacturers were lower than at any time in the prior ten years.

Net earnings and underlying earnings

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

Six months to 30 June	2015 US$m	2014 US$m
Underlying earnings	2,923	5,116

Items excluded from underlying earnings
Impairment charges	(421)	(843)
Net gains/(loss) on consolidation and disposal of interests in businesses	11	(157)
Exchange (loss)/gains on debt / mark-to-market derivatives	(1,306)	589
Increased closure provision for legacy operations	(242)	—
Restructuring costs including global headcount reduction	(135)	(93)
Other excluded items	(24)	(210)

Net earnings	806	4,402

Explanation of excluded items is given on page 7. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on page 25.

Commentary on the Group financial results

The principal factors explaining the movements in underlying and net earnings are set out in the table below (all numbers are after tax and non-controlling interests).

	Underlying earnings US$m	Net earnings US$m
2014 first half	5,116	4,402

Prices	(3,620)
Exchange rates	847
Volumes	79
General inflation	(89)
Energy	163
Lower cash costs (pre-tax $551 million)	396
Lower exploration and evaluation costs	64
Tax / non-cash / interest / other	(33)

Total changes in underlying earnings	(2,193)	(2,193)
Decrease in impairment charges, net of reversals		422
Movement in gains and loss on consolidation and disposal of interests in businesses		168
Movement in exchange differences and gains/loss on debt and derivatives		(1,895)
Increased closure provision for legacy operations		(242)
Restructuring costs including global headcount reduction		(42)
Other movements		186

2015 first half	2,923	806

Prices

The effect of price movements on all major commodities in 2015 first half was to decrease underlying earnings by $3,620 million compared with 2014 first half.

The average Platts price for 62 per cent iron Pilbara fines was 46 per cent lower on average compared with 2014 first half while hard coking coal benchmark prices were 14 per cent lower and thermal coal spot prices averaged 17 per cent lower. Average copper and gold prices were down 14 and seven per cent respectively, while LME aluminium prices averaged two per cent higher.

Exchange rates

Compared with 2014 first half, the US dollar, on average, strengthened by 14 per cent against the Australian dollar and by 11 per cent against both the Canadian dollar and the South African rand. The effect of all currency movements was to increase underlying earnings relative to 2014 first half by $847 million.

Volumes

Volumes enhanced earnings by $79 million compared with 2014 first half. Increased volumes were achieved primarily in iron ore, with the increase in capacity at the Pilbara ports and mines. These offset volume declines in copper, mainly at Rio Tinto Kennecott where the current focus is on de-weighting and de-watering the east wall of Bingham Canyon, and in titanium dioxide feedstocks, where production continued to be aligned with market demand.

Energy

Lower input energy prices during the period improved underlying earnings by $163 million compared with the first half of 2014 as the price of oil fell significantly to an average $58 per barrel during the first half of 2015.

Cash costs, exploration and evaluation

Rio Tinto made further strong progress on its cost reduction programme and has now achieved $5.4 billion pre-tax ($3.8 billion post-tax) in total operating cash cost improvements and reductions in exploration and evaluation expenditure compared with the 2012 base.

In 2015 first half, the Group realised $0.6 billion pre-tax ($0.5 billion post tax) in operating cash cost savings and reductions in exploration and evaluation spend. This was in addition to the $4.8 billion pre-tax ($3.3 billion post-tax) achieved in 2013 and 2014.

The Group continued to refine its exploration and evaluation spend, building on the savings achieved in 2014 whilst progressing the highest priority projects. In 2015 first half, approximately 37 per cent of this expenditure was incurred by the Copper & Coal group, five per cent by Iron Ore, 22 per cent by Diamonds & Minerals and 36 per cent by central exploration on greenfield programmes.

Tax / non-cash / interest / other

The 2015 first half effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 28 per cent compared with 30 per cent in 2014 first half. The decreased rate was attributable to the absence of the Australian Minerals Resource Rent Tax (MRRT) which was repealed in the second half of 2014. The Group expects an underlying effective tax rate of approximately 28 to 30 per cent in 2015.

The Group interest charge (net of tax) of $146 million was consistent with 2014 first half.

Items excluded from underlying earnings

Total net impairment charges of $421 million were recognised in 2015 first half.

On 11 June 2015, Rio Tinto announced that it did not support any further study or development of Ranger 3 Deeps, due to the project’s economic challenges, and, as indicated at that time, has recognised a non-cash impairment of $262 million (net of non-controlling interests and tax) relating to its shareholding in Energy Resources of Australia (ERA).

A charge of $242 million has been recognised for the remediation of the Holden mine in Washington State. This legacy property was acquired through the Alcan acquisition in 2007.

Non-cash exchange and derivative losses of $1,306 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. The exchange losses are largely offset by currency translation gains recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore unaffected.

Cash flow

Net cash generated from operating activities of $4.4 billion was 19 per cent lower than 2014 first half, mainly reflecting the impact of lower prices, partially offset by cash cost improvements, stable current working capital movements and lower tax payments in line with lower profits. First half operating cash flows more than covered the $1.2 billion of sustaining capital expenditure and 2014 final dividend of $2.2 billion, leaving $1.0 billion to invest in growth capital.

Due to the timing of payments, working capital tends to be weighted more favourably to the second half of the year. Working capital cash inflows of $30 million in the first half of 2015 therefore compare favourably with the cash outflows of $795 million and $678 million in 2014 and 2013, respectively. This inflow arose from continued work reducing inventory and receivables. It was, however, offset by a reduction in payables, mostly from actions taken to reduce capital and operating expenditures. In balance sheet terms, working capital increased by $273 million from the impact of non-cash working capital movements.

Purchase of property, plant and equipment and intangible assets declined by $1.4 billion or 35 per cent to $2.5 billion in 2015 first half. Major capital projects included the completion of the expansion of the Pilbara iron ore infrastructure to 360 Mt/a and the expansion of the Kitimat aluminium smelter in British Columbia, where first metal was poured in June 2015.

Dividends paid in 2015 first half of $2.2 billion reflect the 12 per cent increase in the 2014 total dividend per share paid in April 2015. Share repurchases totalled $1.0 billion in 2015 first half.

In 2015 first half, net proceeds from disposal of subsidiaries, joint ventures and associates related primarily to amounts received following the disposal of the 25.7 per cent interest in SouthGobi Resources by Turquoise Hill Ltd on 23 April 2015.

In 2014 first half, net proceeds from the disposal of subsidiaries, joint ventures and associates of $1.0 billion reflected the sale of the Group’s interests in the Clermont thermal coal mine, while proceeds from the issue of equity to holders of non-controlling interests of $1.2 billion related to the Turquoise Hill Resources rights offering.

Balance sheet

Net debt (see page F-11) increased from $12.5 billion at 31 December 2014 to $13.7 billion at 30 June 2015, mainly reflecting the $1.0 billion share buy-back. Net debt to total capital (net gearing) was 21 per cent at 30 June 2015 (31 December 2014: 19 per cent) and interest cover was nine times, down from 12 times coverage in the 2014 first half. The increase in net gearing was partly driven by the $4.0 billion decline in shareholders’ equity from 31 December 2014 to 30 June 2015 mainly attributable to weaker Australian and Canadian currencies along with the share buy-back.

Adjusted total borrowings at 30 June 2015 were $24.8 billion. The weighted average cost of total borrowings was approximately three per cent and the weighted average maturity was around eight years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $3.3 billion. At 30 June 2015, approximately two thirds of Rio Tinto’s total borrowings were at fixed interest rates.

In 2015 first half, the Group repaid $1.3 billion of borrowings. Cash and cash equivalents at 30 June 2015 were $11.2 billion (31 December 2014: $12.4 billion), which includes the proceeds of the $1.2 billion in 10 year fixed rate notes issued in June 2015 which were used for the early redemption of 2016 notes in July 2015. The Group has a further $0.5 billion of borrowings due to mature in the second half of 2015 which it expects to repay from cash.

Profit for the period

Net earnings and underlying earnings, which are the focus of the commentary in this report, refer to amounts attributable to the owners of Rio Tinto. Net profit attributable to the owners of Rio Tinto in 2015 first half totalled $806 million (2014 first half: $4,402 million). The Group recorded a profit in 2015 first half of $799 million (2014 first half: $4,285 million) of which a loss of $7 million (2014 first half: loss of $117 million) was attributable to non-controlling interests.

Dividends

The aim of Rio Tinto’s progressive dividend policy is to maintain or increase the US dollar value of ordinary dividends per share. The rate of the total dividend, in US dollars per share, is determined taking into account the results for the past year and the outlook. The interim dividend is set at one half of the total dividend per share for the previous year.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 4 August 2015 (the latest practicable date prior to the declaration of the dividend).

Rio Tinto financial information by business unit

	Rio Tinto interest %		Gross revenue (a)		EBITDA (b)		Net earnings (c)
			for the 6 months ended		for the 6 months ended		for the 6 months ended
			30 June 2015 US$m	30 June 2014 US$m	30 June 2015 US$m	30 June 2014 US$m	30 June 2015 US$m	30 June 2014 US$m
Iron Ore
Pilbara		(d)	7,004	11,676	4,059	7,749	2,158	4,570
Iron Ore Company of Canada	58.7		569	865	80	318	(1)	97

Product group operations			7,573	12,541	4,139	8,067	2,157	4,667
Evaluation projects/other			—	55	(49)	25	(58)	16

			7,573	12,596	4,090	8,092	2,099	4,683

Aluminium		(e)
Bauxite			1,013	949	469	342	273	195
Alumina			1,073	1,027	47	(116)	(52)	(167)
Intrasegment			(382)	(418)	—	—	—	—

Bauxite & Alumina			1,704	1,558	516	226	221	28
Primary Metal			2,684	2,780	723	616	305	179
Pacific Aluminium			1,256	1,143	309	172	150	93
Intersegment & Other			(962)	(1,017)	109	1	84	8

Integrated Operations			4,682	4,464	1,657	1,015	760	308
Other Product Group Items			736	1,136	(40)	20	(27)	17

Product group operations			5,418	5,600	1,617	1,035	733	325
Evaluation projects/other			37	152	71	62	60	48

			5,455	5,752	1,688	1,097	793	373

Copper & Coal
Rio Tinto Kennecott	100.0		889	1,221	314	661	94	400
Escondida	30.0		1,194	1,191	671	663	298	315
Grasberg joint venture		(f)	—	16	(13)	(1)	(21)	(10)
Oyu Tolgoi		(g)	847	512	349	6	75	(12)

Copper Operations			2,930	2,940	1,321	1,329	446	693
Copper Evaluation projects/other			2	21	(114)	(113)	(74)	(68)

Total Copper			2,932	2,961	1,207	1,216	372	625

Rio Tinto Coal Australia		(h)	1,447	1,973	270	350	29	124
Rio Tinto Coal Mozambique		(i)	—	40	—	(53)	—	(53)

Coal Operations			1,447	2,013	270	297	29	71
Coal Evaluation projects/other			28	—	(3)	(9)	(4)	(7)

Total Coal		(o)	1,475	2,013	267	288	25	64

Other Product Group Items			—	6	(12)	(42)	(4)	(31)

			4,407	4,980	1,462	1,462	393	658

Diamonds & Minerals
Diamonds		(j)	331	431	144	156	31	18
Rio Tinto Iron & Titanium		(k)	785	1,014	199	331	47	115
Rio Tinto Minerals			323	329	114	111	65	62
Dampier Salt	68.4		138	198	24	32	6	8
Uranium		(o)	233	336	(6)	(67)	(38)	(79)

Product group operations			1,810	2,308	475	563	111	124
Simandou iron ore project		(l)	—	—	(39)	(41)	(18)	(24)
Evaluation projects/other			1	7	(23)	(30)	(18)	(24)

			1,811	2,315	413	492	75	76

Other Operations		(m)	10	195	(14)	(232)	(20)	(181)

Intersegment transactions			(22)	(273)	—	—	—	—

Product Group Total			19,234	25,565	7,639	10,911	3,340	5,609

Other items					(266)	(372)	(215)	(279)
Exploration and evaluation					(70)	(86)	(56)	(69)
Net interest							(146)	(145)

Underlying EBITDA/earnings					7,303	10,453	2,923	5,116
Items excluded from underlying EBITDA/earnings			(6)	5	(433)	(665)	(2,117)	(714)

EBITDA/net earnings					6,870	9,788	806	4,402

Reconciliation to Group income statement Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales			(1,248)	(1,233)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation					(2,268)	(2,265)
Impairment charges					(439)	(1,142)
Depreciation & amortisation in equity accounted units					(273)	(235)
Taxation and finance items in equity accounted units					(228)	(257)

Consolidated sales revenue / profit on ordinary activities before finance items and tax			17,980	24,337	3,662	5,889

Rio Tinto financial information by business unit (continued)

			Capital expenditure (n)		Depreciation & amortisation		Operating assets (n)
			for the 6 months ended		for the 6 months ended		as at
	Rio Tinto interest %		30 June 2015 US$m	30 June 2014 US$m	30 June 2015 US$m	30 June 2014 US$m	30 June 2015 US$m	31 December 2014 US$m
Iron Ore
Pilbara		(d)	836	1,981	846	802	19,146	19,524
Iron Ore Company of Canada	58.7		43	88	76	79	1,363	1,460
Other			—	—	—	—	3	3

			879	2,069	922	881	20,512	20,987

Aluminium		(e)
Bauxite			65	35	58	61	1,098	1,366
Alumina			72	57	105	108	2,870	3,166

Bauxite & Alumina			137	92	163	169	3,968	4,532
Primary Metal			757	744	302	340	11,091	11,455
Pacific Aluminium			55	56	104	56	1,234	1,421
Intersegment & Other			3	(140)	6	7	964	889

Integrated Operations			952	752	575	572	17,257	18,297

Copper & Coal
Rio Tinto Kennecott	100.0		214	339	173	159	2,550	2,603
Escondida	30.0		454	487	187	158	3,318	2,999
Grasberg joint venture		(f)	89	91	24	15	930	878
Oyu Tolgoi		(g), (o)	57	78	186	141	4,691	4,693

Copper Operations			814	995	570	473	11,489	11,173
Copper Evaluation projects/other			—	16	2	28	(812)	(592)

Total Copper			814	1,011	572	501	10,677	10,581

Rio Tinto Coal Australia		(h)	39	67	181	195	2,556	3,099
Rio Tinto Coal Mozambique		(i)	—	9	—	—	—	7

Coal Operations			39	76	181	195	2,556	3,106
Coal Evaluation projects/other			2	—	5	—	26	19

Total Coal		(o)	41	76	186	195	2,582	3,125

			855	1,087	758	696	13,259	13,706

Diamonds & Minerals
Diamonds		(j)	66	82	86	85	1,033	1,124
Rio Tinto Iron & Titanium		(k)	83	77	100	121	4,211	4,424
Rio Tinto Minerals			23	43	22	21	629	650
Dampier Salt	68.4		4	4	11	14	189	193
Uranium		(o)	22	30	55	39	(122)	151
Simandou iron ore project		(l)	47	35	1	7	909	864
Other			—	—	—	—	517	571

			245	271	275	287	7,366	7,977

Other Operations		(m)	(15)	(35)	16	18	279	418

Product Group Total			2,916	4,144	2,546	2,454	58,673	61,385

Intersegment transactions							146	238
Net liabilities of disposal groups held for sale		(q)	—	—	—	—	(1)	(48)
Other items			31	(26)	34	39	(2,482)	(2,784)
Less: equity accounted units (EAU)			(496)	(542)	(273)	(235)

Total			2,451	3,576	2,307	2,258	56,336	58,791

Add back: Proceeds from sale of fixed assets			23	269

Total capital expenditure per cash flow statement			2,474	3,845

Less: Net debt							(13,683)	(12,495)
Less: EAU funded balances excluded from net debt							(6)	(11)

Equity attributable to owners of Rio Tinto							42,647	46,285

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Where presentational revisions are made, comparative amounts are adjusted accordingly.

(a)	Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the period. Underlying EBITDA excludes the same items that are excluded from Underlying earnings.

(c)	Represents profit after tax for the period attributable to the owners of the Rio Tinto Group. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(d)	Pilbara represents the Group’s 100 per cent holding in Hamersley and 65 per cent holding of Robe River Iron Associates. 30 per cent of Robe River Iron Associates is held through a 60 per cent owned subsidiary and therefore the Group’s net beneficial interest is 53 per cent.

(e)	Presented on an integrated operations basis splitting activities between Bauxite and Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items which relate to other commercial activities.

(f)	Under the terms of a contractual agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Rio Tinto’s interest in Oyu Tolgoi LLC is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd which in turn owns 66 per cent of Oyu Tolgoi.

(h)	Includes Rio Tinto’s 80 per cent interest in Coal & Allied, through which Rio Tinto holds its beneficial interests in Bengalla, Mount Thorley and Warkworth of 32 per cent, 64 per cent and 44.5 per cent respectively.

(i)	On 7 October 2014, Rio Tinto disposed of its interest in Rio Tinto Coal Mozambique (RTCM), including its interests in the Benga project, a 65:35 joint venture with Tata Steel Limited. Zululand Anthracite Colliery (ZAC), which was retained, is reported within Coal Evaluation projects/other.

(j)	Includes Rio Tinto’s interests in Argyle (100 per cent) and Diavik (60 per cent) and Murowa (77.8 per cent). On 26 June 2015, Rio Tinto announced the sale of its whole interest in Murowa Diamonds to RZ Murowa Holdings Limited.

(k)	Includes Rio Tinto’s interests in Rio Tinto Fer et Titane (‘RTFT’) (100 per cent), QIT Madagascar Minerals (80 per cent) and Richards Bay Minerals (‘RBM’, attributable interest of 74 per cent).

(l)	As a result of the ongoing Ebola epidemic in West Africa, Rio Tinto has given notice to the Government of Guinea of a Force Majeure event which under the terms of the Investment Framework would automatically extend the target date for completion of the Bankable Feasibility study and formation of a consortium of infrastructure investors. The Government of Guinea has not yet recognised the Force Majeure and discussions are continuing.

(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery and Rio Tinto Marine.

(n)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units.

(o)	Operating assets of subsidiaries comprise net assets excluding post retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies). In addition, Oyu Tolgoi’s operating assets are shown net of Turquoise Hill Resources Ltd’s public shareholders’ interest in intragroup receivables from Oyu Tolgoi.

(p)	In 2015 the Energy group as presented in previous periods was split with the coal assets taken to the newly formed Copper and Coal group and the uranium assets to the Diamonds and Minerals group.

(q)	Comprising Rio Tinto’s interests in the Blair Athol thermal coal mine and assets and liabilities relating to Rio Tinto’s interest in ECLTM following a binding sale agreement reached in May 2015 and Turquoise Hill Resources Ltd’s residual interest in SouthGobi Resources. The ECLTM sale closed on 9 July 2015.

Review of operations

Iron Ore

	First half 2015	First half 2014	Change
Production (million tonnes – Rio Tinto share)	123.3	109.9	+12%
Production (million tonnes – 100%)	154.3	139.5	+11%
Shipments (million tonnes – Rio Tinto share)	122.7	112.2	+9%
Shipments (million tonnes – 100%)	153.9	142.4	+8%

Gross sales revenue (US$ millions)	7,573	12,596	-40%
Underlying EBITDA (US$ millions)	4,090	8,092	-49%
Underlying earnings (US$ millions)	2,099	4,683	-55%
Net cash generated from operating activities (US$ millions)	2,065	4,576	-55%
Capital expenditure (US$ millions)	879	2,069	-58%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Iron Ore group’s underlying earnings of $2,099 million in 2015 first half were 55 per cent or $2,584 million down on 2014 first half. This was driven by the impact of lower prices, down 46 per cent, on average, half on half, reducing earnings by $3.2 billion, which were partly offset by higher sales volumes together with a weaker Australian dollar, lower energy costs and the realisation of significant cost savings initiatives.

Pre-tax cash cost improvements in the Iron Ore group were $244 million in 2015 first half and have now delivered $954 million of cumulative savings compared with the 2012 base. This is reflected in a reduction in Pilbara cash unit costs to $16.20 per tonne in 2015 first half, compared with $20.40 per tonne in 2014 first half. Pilbara operations delivered a free on board (FOB) EBITDA margin of 61 per cent in 2015 first half (2014 first half: 70 per cent).

Gross sales revenues for Pilbara operations in 2015 first half of $7,004 million included freight revenue of $372 million (2014 first half: $635 million).

Net cash generated from operating activities of $2,065 million benefited from strong shipments from both the Pilbara and the Iron Ore Company of Canada, combined with lower operating costs through realised cost savings initiatives and improved productivity.

The 58 per cent decline in capital expenditure reflects the completion of the 290 Mt/a mine expansions in 2014 and the recently completed Pilbara infrastructure expansion.

Markets

Approximately 25 per cent of sales in the first half of 2015 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on current quarter average, current month average or on the spot market. Around 55 per cent of 2015 first half Pilbara sales were made on a cost and freight (CFR) basis, with the remainder sold FOB. Achieved average pricing in 2015 first half was $54.40 per wet metric tonne on an FOB basis. This equates to $59.13 per dry metric tonne (assuming an average eight per cent moisture content), which compares with the average Platts price of $56 per dry metric tonne for 62 per cent iron Pilbara fines during the half.

Operations

Global production of 154.3 million tonnes (Rio Tinto share 123.3 million tonnes) was 11 per cent higher than 2014 first half following the successful ramp up to 290 Mt/a in May 2014, and was achieved despite unseasonal weather in the Pilbara throughout the first half, including Tropical Cyclones Olwyn and Quang. Around seven million tonnes of shipping capacity was lost directly at the ports due to the uncharacteristically severe weather.

Iron Ore Company of Canada delivered a very strong first half of production with 8.0 million tonnes of concentrate and pellets (Rio Tinto share 4.7 million tonnes), a 14 per cent increase over 2014 first half. This significant improvement was driven by increased asset reliability and performance and boosted sales by 16 per cent compared with 2014 first half, to 7.4 million tonnes (Rio Tinto share 4.3 million tonnes).

New projects and growth options

The key elements of the 360 Mt/a infrastructure expansion in the Pilbara are complete. The focus is now to ramp up the new equipment to full capacity and generate maximum value from the integrated system. This includes improvements from debottlenecking and productivity enhancements supported by a range of low cost brownfield developments. Around 40 Mt/a of very low-cost brownfield expansions, principally at West Angelas, Nammuldi, Yandicoogina and Brockman mines, were completed in the half, with an average mine production capital intensity of around $9 per tonne.

Steady progress is being made in the testing and verification of AutoHaul, with over 170 journeys covering 25,000 kilometres completed by the end of June 2015.

An investment decision on the development of the Silvergrass mine is expected in 2016.

Aluminium

	First half 2015	First half 2014	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	21,179	20,188	+5%
Alumina (000 tonnes)	3,821	3,650	+5%
Aluminium (000 tonnes)	1,627	1,627	—

Gross sales revenue (US$ millions)	5,455	5,752	-5%
Underlying EBITDA (US$ millions)	1,688	1,097	+54%
Underlying earnings (US$ millions)	793	373	+113%
Net cash generated from operating activities (US$ millions)	1,556	587	+165%
Capital expenditure (US$ millions)	952	752	+27%

The Gove alumina refinery is on care and maintenance and reported separately from Aluminium within Other Operations.

Performance

The Aluminium group’s underlying earnings of $793 million increased 113 per cent compared with 2014 first half, with EBITDA increasing to $1,688 million and integrated operations EBITDA margins improving to 35 per cent. The Aluminium group benefited from continued portfolio optimisation, momentum from cost reduction and productivity improvement initiatives, weaker Australian and Canadian currencies and higher prices, including regional market and product premiums, compared with 2014 first half.

Pre-tax cash cost improvements in the Aluminium group were $145 million in 2015 first half and the group has now delivered $951 million of cumulative savings compared with the 2012 base. This strong performance, combined with reduced working capital levels, helped the group to deliver close to $1.6 billion of operating cash flow and around $650 million of free cash flow in 2015 first half. Capital expenditure increased by 27 per cent as the expansion of the Kitimat smelter neared completion, with first production taking place in June.

Markets

The 2015 first half cash LME aluminium price averaged $1,783 per tonne, an increase of two per cent on 2014 first half. Market premiums in all regions reached record highs early in 2015 before falling back rapidly during the second quarter. Specifically, in the US, the Mid-West market premium reached $535 per tonne in the first quarter of 2015, ahead of a dramatic move downward during the second quarter, to complete the first half at $187 per tonne.

Overall, the group achieved an average realised aluminium price of $2,292 per tonne in 2015 first half compared with $2,249 per tonne in 2014 first half. This includes premiums for value-added products (VAP), which represented 59 per cent of primary metal produced in the first half of 2015 and generated attractive product premiums averaging $259 per tonne of VAP sold in 2015 first half on top of physical market premiums.

Bauxite prices remain attractive, underpinned by growing import demand in China. Third party bauxite sales increased 29 per cent in 2015 first half to 13.2 million tonnes (2014 first half: 10.2 million tonnes).

Operations

Bauxite underlying earnings increased by 40 per cent to $273 million in 2015 first half, with FOB EBITDA margins of 51 per cent, driven by the sustained increase in third party sales and stronger pricing. Bauxite production was five per cent higher than the first half of 2014 and set a new first half record, primarily driven by a strong performance at Weipa and Gove’s continued ramp up towards an eight million tonne annual run-rate by the fourth quarter of 2015.

Gross sales revenues for bauxite in 2015 first half of $1,013 million included freight revenues of $93 million (2014 first half: $115 million).

The alumina division recorded a loss of $52 million, which represented a 69 per cent improvement on 2014 first half, attributable to an improvement in volumes, productivity gains, higher pricing and favourable currency movements. Alumina production was up by five per cent compared with the first half of 2014 (excluding production from the Gove refinery which was curtailed in May 2014), reflecting improved productivity at Queensland Alumina and Yarwun.

Primary Metal increased earnings by 70 per cent to $305 million, while earnings from the Pacific Aluminium smelters rose by 61 per cent to $150 million. All operations continued to realise significant cost savings and benefited from favourable prices and currency movements. First half aluminium production was in line with the same period of 2014, despite lower production from Kitimat as it prepared for commissioning of the modernised and expanded low cost smelter.

New projects and growth options

The expanded Kitimat smelter commenced production in June 2015. Kitimat will ramp up towards nameplate capacity of 420 thousand tonnes (a 48 per cent increase over previous nameplate capacity), by early 2016. Once Kitimat is at full production, 80 per cent of the Aluminium group’s smelting capacity will be in the lowest cost quartile.

Feasibility studies are progressing as planned for the South of Embley bauxite project, a 22.8 Mt/a, tier one investment opportunity in Cape York, Queensland, with mining costs expected to be in the first quartile. Required regulatory permits are in place and the project is expected to be presented to the board for final approval by the end of 2015.

Copper & Coal

	First half 2015	First half 2014	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	278.4	323.0	-14%
Refined copper (000 tonnes)	128.0	170.4	-25%
Hard coking coal (000 tonnes)	4,103	3,642	+13%
Semi-soft coking coal (000 tonnes)	1,922	1,839	+5%
Thermal coal (000 tonnes)	8,837	8,967	-1%

Gross sales revenue (US$ millions)	4,407	4,980	-12%
Underlying EBITDA (US$ millions)	1,462	1,462	—
Underlying earnings (US$ millions)	393	658	-40%
Net cash generated from operating activities (US$ millions)[1]	1,177	817	+44%
Capital expenditure – excluding EAUs (US$ millions)	399	591	-32%

[1]	Net cash generated from operating activities excludes the operating cash flows from equity accounted units (Escondida) but includes dividends from equity accounted units.

Performance

The Copper & Coal group’s underlying earnings of $393 million were 40 per cent lower than 2014 first half, but 13 per cent higher when adjusted for movements in prices, exchange rates, energy costs and inflation. This solid performance reflected increased sales volumes from Oyu Tolgoi and the ramp-up of Kestrel, and the delivery of further cash cost savings at Oyu Tolgoi, Escondida and Rio Tinto Coal Australia, partly offset by lower copper and gold volumes at Rio Tinto Kennecott (RTK) where efforts were focused on de-weighting and de-watering the east wall of Bingham Canyon.

Pre-tax cash cost improvements in the Copper & Coal group were $150 million in 2015 first half and have now delivered $1,870 million of cumulative savings compared with the 2012 base.

Despite the challenging market environment, all Copper & Coal operations were free cash flow positive during the period, contributing close to $800 million to the Group. Net cash generated from operating activities of $1.2 billion was $360 million higher than 2014 first half as a result of the higher volumes from Oyu Tolgoi and Kestrel, lower operating costs, higher dividends from Escondida, along with the release of working capital by drawing down inventories. This was partly offset by the adverse impact of prices, along with lower volumes from RTK.

Markets

Average prices in 2015 first half were generally lower than 2014 first half. Copper declined 14 per cent to 268 cents per pound and gold decreased seven per cent to $1,206 per ounce. Thermal and coking coal prices declined further, averaging $63 and $113 per tonne during 2015 first half, respectively.

The total impact of price changes on the Copper & Coal group, including the effects of provisional pricing movements, resulted in a decrease in underlying earnings of $437 million compared with 2014 first half.

At 30 June 2015, the Copper group had an estimated 333 million pounds of copper sales that were provisionally priced at 268 cents per pound. The final price of these sales will be determined during the second half of 2015. This compares with 331 million pounds of open shipments at 31 December 2014, provisionally priced at 288 cents per pound.

Operations - Copper

Mined copper production was 14 per cent lower than 2014 first half, driven by RTK, partly offset by higher production at Escondida and Oyu Tolgoi.

RTK cash flows remain positive despite remediation activities continuing following the pit wall slide in April 2013. This result is supported by the tolling of 166,000 tonnes of third party concentrate through the smelter in 2015 (excluded from reported production figures) and the reduction of unit costs across the business. De-weighting and de-watering of the east wall will continue in the second half of 2015.

Mined copper production at Escondida in the first half was 22 per cent higher than 2014 first half, primarily due to higher grades and throughput. The second half is expected to be impacted by a decline in grades and water availability.

At Oyu Tolgoi, mined copper production was 44 per cent higher than 2014 first half, attributable to higher grades and throughput. Mining has started moving to areas of higher grade ore in the open pit. Oyu Tolgoi’s copper production in the second half of 2015 is expected to be higher than the first half.

Operations – Coal

Hard coking coal production was 13 per cent higher than 2014 first half, as a result of improved production rates at Kestrel which continues to ramp up towards nameplate long-wall capacity of around six million tonnes.

Semi-soft coking coal production was five per cent higher than 2014 first half, reflecting mine production sequencing at the Hunter Valley Operations. Thermal coal production was in line with 2014 first half, with increased tonnage at Hail Creek, through a processing plant by-product stream and a strong operational performance, offset by the impact of wet weather in the Hunter Valley. A long-wall changeover at Kestrel is planned for the second half of 2015.

New projects and growth options

On 18 May 2015, the Government of Mongolia, Turquoise Hill Resources and Rio Tinto signed the Underground Mine Development and Financing Plan (UDP) which provides a pathway forward in addressing shareholder matters to restart underground development. Next steps include approval of the underground feasibility study and project financing, as well as securing all necessary permits for operating the underground mine.

At Escondida, the new 152ktpd Organic Growth Project 1 (OGP1) concentrator achieved mechanical completion in the June 2015 quarter and is now in the commissioning phase. The project remains on schedule and within revised budget and approvals.

Diamonds & Minerals

	First half 2015	First half 2014	Change
Production (Rio Tinto share)
Titanium dioxide (000 tonnes)	624	762	-18%
Borates (000 tonnes)	253	259	-2%
Diamonds (000 carats)	8,851	7,482	+18%
Salt (000 tonnes)	2,611	3,374	-23%
Uranium (000 lbs)	2,141	1,099	+95%

Gross revenue (US$ millions)	1,811	2,315	-22%
Underlying EBITDA (US$ millions)	413	492	-16%
Underlying earnings (US$ millions)	75	76	-1%
Underlying earnings pre-Simandou (US$ millions)	93	100	-7%
Net cash generated from operating activities (US$ millions)	306	433	-29%
Capital expenditure (US$ millions)	245	271	-10%

The Simandou iron ore project is reported within Diamonds & Minerals, reflecting management responsibility.

Performance

The Diamonds & Minerals group’s underlying earnings of $75 million were one per cent lower than 2014 first half, or seven per cent lower excluding the Simandou exploration and evaluation expenditure. Weaker exchange rates boosted earnings by $104 million, which compensated for lower pricing across most products. Softer markets drove down volumes, most notably in titanium dioxide feedstocks following the decision to optimise production to align with market demand. This in turn impacted cash costs, calculated on a unit cash cost of production, despite the fact that in absolute terms, 2015 first half cash operating costs were $228 million lower than 2014 first half, including a $136 million benefit from exchange rate movements.

Net cash generated from operating activities of $306 million was 29 per cent lower than 2014 first half due to lower prices and sales volumes and higher net tax payments.

Capital expenditure declined by $26 million, or ten per cent, to $245 million, following the completion of the modified direct dissolving of kernite (MDDK) process plant at Boron in 2014 and lower spend on the Argyle Underground project.

Markets

Titanium dioxide feedstock demand remained weak in the first half of 2015 and prices continue to be under pressure with the industry continuing to absorb feedstock inventories that were incentivised during the previous periods of high prices. The market for zircon continues to stabilise.

Demand for borates has been stable, globally, with increased demand in Asia offset by reduced demand in Europe.

Industry rough diamond prices are also going through a period of market weakness driven by lower demand from India and China, high rough and polished diamond pipeline inventory, and very low trade manufacturing margins.

The uranium market continues to suffer from high inventory levels throughout the supply chain, keeping uranium prices under pressure during the first half of the year.

Operations

Titanium dioxide slag production was 18 per cent lower than in 2014 first half as production continued to be optimised to align with market demand. Two out of nine furnaces are currently idled at Rio Tinto Fer et Titane (RTFT) in Quebec.

Borates production was slightly lower than in 2014 first half which included additional production to build inventory in preparation for the commissioning of the MDDK plant.

Diamonds production increased 18 per cent half on half, with higher volumes at Argyle from the continued ramp up of production from the underground mine offsetting lower carats recovered at Diavik, reflecting lower ore availability as mining progressed through an area of higher dilution in the first quarter and the absence of stockpiled ore which was processed in 2014 first half.

On 26 June 2015, Rio Tinto announced the sale of its interest in the Murowa diamond mine in Zimbabwe.

Salt production was lower than the comparative period in 2014 as a result of weaker demand and optimising production in line with market demand.

Uranium production was 95 per cent higher than 2014 first half when Energy Resources of Australia (ERA) was not processing ore following a leach tank failure in December 2013. On 11 June 2015, Rio Tinto announced that it did not support any further study on the future development of Ranger 3 Deeps due to the project’s economic challenges. Production at Rössing was lower than 2014 first half, largely as a result of lower grades and recoveries, partially offset by higher throughput.

New projects and growth options

Work continues on the feasibility study for the Zulti South development at Richards Bay Minerals (RBM), which is expected to maintain the low cost RBM smelter capacity once completed. Due to market conditions, an investment decision is now expected in mid-2016.

The Argyle underground mine development was completed in June and the operation will continue to ramp up production through 2015.

The development of the A21 pipe at Diavik is advancing as planned, with first production still expected in 2018, as crushing of material for dike construction, a critical path, is going very well. This development will provide an important source of incremental supply to maintain existing production levels and leverage spare processing capacity. A21 is estimated to cost $350 million (Rio Tinto share $210 million).

The Simandou project partners are continuing to work towards the completion of a bankable feasibility study and which has been delayed due to the Ebola epidemic in West Africa. As a result, Rio Tinto has given notice to the Government of Guinea of a Force Majeure event which under the terms of the Investment Framework would automatically extend the target date for completion of the bankable feasibility study and formation of a consortium of infrastructure investors. The Government of Guinea has not yet recognised the Force Majeure and discussions are continuing.

Other Operations

	First half 2015	First half 2014
Production (Rio Tinto share)
Alumina (000 tonnes)	—	676

Gross sales revenue (US$ millions)	10	195
Underlying EBITDA (US$ millions)	(14)	(232)
Underlying loss (US$ millions)	(20)	(181)
Capital expenditure (US$ millions)	(15)	(35)

The Gove alumina refinery is reported in Other Operations. The curtailment of production was completed on 28 May 2014 and the refinery remains under care and maintenance.

Central exploration

	First half 2015	First half 2014
US$ millions
Central exploration (post-tax)	(61)	(63)
Divestments gain/(loss)	5	(6)

Post-tax charge	(56)	(69)

Central exploration expenditure in 2015 first half (post divestments and tax) resulted in a charge to underlying earnings of $56 million and was 19 per cent lower than in 2014, principally driven by divestment inflows.

DIRECTORS’ REPORT

for the half year ended 30 June 2015

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2015 and likely future developments are given on pages 1 to 22. Important events that have occurred during the period and up until the date of this report are set out below.

On 12 February 2015, the Group announced a proposed US$2 billion capital return programme, comprising the repurchase of a targeted A$500 million of Rio Tinto Limited shares by way of an off-market buy-back tender, and the balance of approximately US$1.6 billion by way of an on-market buy-back of Rio Tinto plc shares.

On 27 February 2015, the Group announced that it would streamline its product groups and corporate functions as part of the continued focus on efficiency and costs. Under the new arrangements, Rio Tinto’s world-class portfolio of assets was condensed into four product groups: Aluminium, Copper & Coal, Diamonds & Minerals, and Iron Ore. The new Copper & Coal product group brings Rio Tinto’s coal operations alongside the existing Copper portfolio. Copper chief executive Jean-Sébastien Jacques leads the combined product group. Uranium has been added to the Diamonds & Minerals product group, under the leadership of product group chief executive Alan Davies. As a consequence of the restructuring, Energy chief executive Harry Kenyon-Slaney left the Group.

On 24 March 2015, Rio Tinto and joint venture partner Alcoa agreed to terminate a historic State Agreement Act intended to facilitate the mining of bauxite and the development of an alumina refinery in the north Kimberley region, clearing the way for the area to be included in the Kimberley National Park.

On 7 April 2015, Rio Tinto successfully completed its off-market buy-back tender of Rio Tinto Limited shares, which was increased to A$560 million from the indicative A$500 million announced due to strong demand. The buy-back price was A$48.44 per share which represented a discount of 14 per cent to the market price for Rio Tinto Limited shares. Rio Tinto Limited bought back around 11.6 million shares, at an aggregate cost of approximately A$0.6 billion (US$0.4 billion). This represented 2.65 per cent of Rio Tinto Limited’s issued capital (0.63 per cent of the Rio Tinto Group’s issued capital) at the time. The on-market buy-back of Rio Tinto plc shares, which will continue until the end of the year, will now total approximately US$1.6 billion.

On 18 May 2015, the Government of Mongolia, Turquoise Hill Resources and Rio Tinto signed the Underground Mine Development and Financing Plan (UDP) which provides a pathway forward in addressing shareholder matters to restart underground development. Next steps include approval of the underground feasibility study and project financing, as well as securing all necessary permits for operating the underground mine.

On 11 June 2015, Rio Tinto acknowledged Energy Resources of Australia Ltd’s (ERA) release to the Australian Securities Exchange on 11 June 2015, in which ERA announced it had decided it would not proceed with the Final Feasibility Study of the Ranger 3 Deeps project in the current operating environment. Rio Tinto agrees with the decision not to progress the study. After careful consideration, Rio Tinto has determined that it does not support any further study or the future development of Ranger 3 Deeps due to the project’s economic challenges. Rio Tinto recognises the importance of ongoing rehabilitation work at the Ranger mine site, which is surrounded by the Kakadu National Park. Rio Tinto is engaged with ERA on a conditional credit facility to assist ERA to fund its rehabilitation program, should additional funding be required beyond ERA’s existing cash reserves and the future earnings from processing ore stockpiles.

On 12 June 2015, Rio Tinto announced that it had priced US$1.2 billion of 10-year fixed rate SEC-registered debt securities. The bonds were issued by Rio Tinto Finance (USA) Limited and are fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited. The notes will pay a coupon of 3.75 per cent and will mature on 15 June 2025.

On 26 June 2015, Rio Tinto announced that it had completed the sale of its 78 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd (Sengwa) to RZ Murowa Holdings Limited. RioZim Limited, an independent Zimbabwean mining company listed on the Zimbabwean Stock Exchange, already holds a 22 per cent interest in Murowa Diamonds and a 50 per cent interest in Sengwa and will assume the overall management of both entities.

Non-GAAP measures

The Group presents certain non-GAAP financial measures, including underlying earnings, which are reconciled to directly comparable IFRS financial measures below. These non-GAAP measures are used internally by management to assess the performance of the business. They are not a substitute for the IFRS measures and should be considered alongside those measures.

Reconciliation of Net earnings to Underlying earnings

	Pre-tax HY2015 US$m	Tax HY2015 US$m	Non- controlling interests HY2015 US$m	Net amount HY2015 US$m	Net amount HY2014 US$m
Exclusions from Underlying earnings
Impairment charges (a)	(439)	(103)	121	(421)	(843)
Net gains/(losses) on disposal of interests in businesses (b)	23	—	(12)	11	(157)
Exchange and derivative (losses)/gains:
- Net exchange (losses)/gains on US dollar net debt and intragroup balances	(1,412)	105	(12)	(1,319)	480
- Net (losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting (c)	(23)	1	(2)	(24)	26
- Gains on commodity derivatives not qualifying for hedge accounting (d)	63	(26)	—	37	83
Increased closure provision for legacy operations	(280)	38	—	(242)	—
Restructuring costs and global headcount reductions	(183)	47	1	(135)	(93)
Simandou IFRS 2 charge (e)	—	—	—	—	(116)
Other exclusions (f)	(31)	7	—	(24)	(94)

Total excluded from Underlying earnings	(2,282)	69	96	(2,117)	(714)

Net earnings	1,745	(946)	7	806	4,402

Underlying earnings	4,027	(1,015)	(89)	2,923	5,116

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to owners of Rio Tinto. Exclusions from Underlying earnings relating to equity accounted units (‘EAUs’) are stated after tax and included in the column ‘Pre-tax’. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Charges relating to impairment of non-current assets other than undeveloped projects.

Impairment charges of US$421 million net of tax related to the Group’s aluminium and uranium businesses. As a result of the Rio Tinto Board approval not to progress the Ranger 3 Deeps work to a feasibility study, the value of the Group’s subsidiary Energy Resources of Australia assets diminished. This resulted in a pre-tax write down to property, plant and equipment and intangible assets of US$260 million and the write off of deferred tax assets of US$123 million. Other impairment charges during 2015 related to challenging economic conditions at Carbone Savoie and an anticipated disposal in the Aluminium portfolio.

In 2014, the post-tax impairment charge of US$843 million represents adjustments to reduce the carrying value of assets in the Aluminium portfolio. This includes the impairment of Kitimat in British Columbia as a result of further revisions to future capital required to complete the modernisation project.

(b)	The 2015 gain related mainly to the sale by Turquoise Hill Resources (TRQ) of 25.7 per cent of its holdings in SouthGobi Resources (SGR) on 23 April 2015. Rio Tinto also sold its 77.8 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd (Sengwa) to RZ Murowa Holdings Limited on 17 June 2015.

In 2014 net post-tax losses on disposal of interests in businesses of US$157 million relate mainly to indemnities provided in respect of prior disposals, and further adjustments in respect of contractual obligations for product sales and delivery which remain with the Group following sale of the Clermont mine on 29 May 2014.

(c)	Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

Reconciliation of Net earnings to Underlying earnings (continued)

(d)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(e)	In 2014, the charge of US$116 million (after non-controlling interests and tax), calculated in accordance with IFRS 2 ‘Share-based Payment’, reflects the discount to an estimate of fair value at which shares are transferrable to the Government of Guinea under the Investment Framework ratified on 26 May 2014.

(f)	Other credits and charges that individually or in aggregate, if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into business performance.

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2015

TABLE OF CONTENTS

Primary financial statements

Group income statement	F-1

Group statement of comprehensive income	F-3

Group cash flow statement	F-4

Group balance sheet	F-6

Group statement of changes in equity	F-8

Notes to financial statements

Note 1 – Basis of preparation	F-10

Note 2 – Consolidated net debt	F-11

Note 3 – Geographical analysis (by destination)	F-12

Note 4 – Prima facie tax reconciliation	F-13

Note 5 – Fair value disclosure for financial instruments	F-14

Note 6 – Acquisitions and disposals	F-17

Note 7 – Other disclosures	F-18

Note 8 – Events after the balance sheet date	F-20

Group income statement

	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m
Continuing operations
Consolidated sales revenue	17,980	24,337
Net operating costs (excluding items shown separately)	(14,007)	(16,893)
Impairment charges (a)	(439)	(1,142)
Net gains/(losses) on disposal of interests in businesses (b)	23	(362)
Exploration and evaluation costs	(243)	(340)
Gain/(loss) relating to interests in undeveloped projects	4	(17)

Operating profit	3,318	5,583
Share of profit after tax of equity accounted units	344	306

Profit before finance items and taxation	3,662	5,889
Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(1,410)	707
Net (losses)/gains on derivatives not qualifying for hedge accounting	(23)	19
Finance income	25	32
Finance costs (c)	(318)	(367)
Amortisation of discount	(191)	(188)

	(1,917)	203

Profit before taxation	1,745	6,092
Taxation	(946)	(1,807)

Profit for the period	799	4,285

- attributable to owners of Rio Tinto (net earnings)	806	4,402
- attributable to non-controlling interests	(7)	(117)

Basic earnings per share from continuing operations (d)	43.8c	238.2c
Diluted earnings per share from continuing operations (d)	43.5c	237.0c

(a)	The impairment charge in the period related primarily to the decrease in carrying value of Energy Resources of Australia Ltd (ERA), following a Rio Tinto Board decision not to support any future study or development of Ranger 3 Deeps. The cash inflows from processing low grade stockpile ore are not expected to be sufficient to meet the cost of rehabilitation and therefore the property, plant and equipment and intangible assets of ERA have been fully impaired, resulting in a US$260 million pre-tax charge.

Other impairment charges during the period reflect challenging economic conditions at Carbone Savoie and an anticipated disposal in the Aluminium portfolio.

In 2014 the pre-tax impairment charge of US$1,142 million related to the Group’s aluminium business. As a result of further revisions to future capital required to complete the modernisation project at Kitimat in British Columbia, and related impacts on the project, the recoverable value of the Kitimat cash-generating unit diminished. The consequent fall in fair value less costs of disposal (‘FVLCD’) below carrying value resulted in a pre-tax impairment charge to property, plant and equipment of US$1,092 million.

Group income statement (continued)

(b)	The 2015 gain related mainly to the sale by Turquoise Hill Resources Ltd (TRQ) of 25.7 per cent of its holdings in SouthGobi Resources (SGR) on 23 April 2015. Rio Tinto also sold its 77.8 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd (Sengwa) to RZ Murowa Holdings Limited on 17 June 2015.

In 2014 pre-tax losses of US$362 million arose mainly from further adjustments in respect of contractual obligations for product sales and delivery which remained with the Group following sale of the Group’s interest in the Clermont mine on 29 May 2014, and indemnities provided in respect of prior disposals.

(c)	Finance costs in the income statement include hedging adjustments and are net of amounts capitalised of US$171 million (30 June 2014: US$263 million).

(d)	For the purpose of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,838.9 million (30 June 2014: 1,848.2 million), being the average number of Rio Tinto plc shares outstanding of 1,409.3 million (30 June 2014: 1,412.9 million), plus the average number of Rio Tinto Limited shares outstanding of 429.6 million (30 June 2014: 435.3 million). The profit figures used in the calculation of basic and diluted earnings per share are the profits attributable to owners of Rio Tinto.

For the purpose of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

Group statement of comprehensive income

	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m
Profit after tax for the period	799	4,285

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post retirement benefit plans	386	(609)
Share of other comprehensive income of equity accounted units net of tax	—	1
Tax relating to components of other comprehensive income	(122)	170

	264	(438)

Items that have been/may be reclassified subsequently to profit or loss:
Currency translation adjustment (a)	(1,266)	833
Currency translation transferred to the income statement	(11)	—
Fair value movements:
- Cash flow hedge gains/(losses)	12	(38)
- Cash flow hedge (gains)/losses transferred to the income statement	(9)	12
- Losses on revaluation of available for sale securities	(14)	(19)
- Losses on revaluation of available for sale securities transferred to the income statement	9	6
Share of other comprehensive (loss)/income of equity accounted units net of tax	(29)	16
Tax relating to components of other comprehensive income	(2)	(9)

	(1,310)	801

Other comprehensive (loss)/income for the period, net of tax	(1,046)	363

Total comprehensive (loss)/income for the period	(247)	4,648

- attributable to owners of Rio Tinto	(36)	4,654
- attributable to non-controlling interests	(211)	(6)

(a)	Excludes a currency translation charge of US$283 million (30 June 2014: credit of US$278 million) arising on Rio Tinto Limited’s share capital for the period ended 30 June 2015, which is recognised in the Group statement of changes in equity. Refer to Group statement of changes in equity on page F-8.

Group cash flow statement

	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m
Cash flows from consolidated operations (a)	6,012	8,618
Dividends from equity accounted units	181	42

Cash flows from operations	6,193	8,660
Net interest paid	(401)	(538)
Dividends paid to holders of non-controlling interests in subsidiaries	(148)	(161)
Tax paid	(1,209)	(2,505)

Net cash generated from operating activities	4,435	5,456

Cash flows from investing activities
Purchase of property, plant & equipment and intangible assets (b)	(2,474)	(3,845)
Disposals of subsidiaries, joint arrangements & associates (c)	9	999
Sales of financial assets	28	—
Purchases of financial assets	(13)	(51)
Net funding of equity accounted units	11	(84)
Other investing cash flows	21	265

Cash used in investing activities	(2,418)	(2,716)

Cash flows before financing activities	2,017	2,740

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(2,162)	(2,006)
Repayment of borrowings	(1,337)	(3,061)
Proceeds from additional borrowings	1,295	401
Proceeds from issue of equity to non-controlling interests	45	1,229
Own shares purchased from owners of Rio Tinto	(1,021)	—
Other financing cash flows	13	70

Net cash flow used in financing activities	(3,167)	(3,367)

Effects of exchange rates on cash and cash equivalents	(90)	(6)

Net decrease in cash and cash equivalents	(1,240)	(633)

Opening cash and cash equivalents less overdrafts	12,400	10,209

Closing cash and cash equivalents less overdrafts (d)	11,160	9,576

Group cash flow statement (continued)

	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m

(a) Cash flows from consolidated operations
Profit from continuing operations	799	4,285
Adjustments for:
- Taxation	946	1,807
- Finance items	1,917	(203)
- Share of profit after tax of equity accounted units	(344)	(306)
- (Gain)/loss on disposal of interests in businesses	(23)	362
- Impairment charges	439	1,142
- Depreciation and amortisation	2,307	2,258
- Provisions (including exchange differences on provisions)	477	557
Utilisation of provisions	(227)	(528)
Utilisation of provision for post retirement benefits	(117)	(159)
Change in inventories	129	111
Change in trade and other receivables	870	484
Change in trade and other payables	(969)	(1,390)
Other items	(192)	198

	6,012	8,618

(b)	Capital expenditure includes US$189 million (30 June 2014: US$272 million) capitalised in accordance with IFRIC 20 ‘Stripping costs in the production phase of a surface mine’; a significant proportion of stripping costs capitalised relate to the Group’s Copper operations.

(c)	Disposal proceeds in the six months to 30 June 2015 mainly related to amounts received following the disposal of the 25.7 per cent interest in SGR by TRQ on 23 April 2015.

Disposal proceeds in the six months to 30 June 2014 mainly comprise amounts received following completion of the sale of the Group’s interest in the Clermont mine on 29 May 2014.

(d)	Closing cash and cash equivalents less overdrafts for the purposes of the cash flow statement differs from cash and cash equivalents on the Group balance sheet as per the following reconciliation:

	30 June 2015 US$m	31 December 2014 US$m	30 June 2014 US$m
Cash and cash equivalents per Group balance sheet	11,163	12,423	9,600
Bank overdrafts (reported within ‘borrowings and other financial liabilities’)	(35)	(23)	(24)
Cash and cash equivalents included in assets of disposal groups held for sale	32	—	—

Cash and cash equivalents less overdrafts per Group cash flow statement	11,160	12,400	9,576

Group balance sheet

	30 June 2015 US$m	31 December 2014 US$m
Non-current assets
Goodwill	1,154	1,228
Intangible assets	5,576	5,880
Property, plant and equipment	65,410	68,693
Investments in equity accounted units	5,025	4,868
Inventories	351	397
Deferred tax assets	3,230	3,540
Trade and other receivables	1,426	1,304
Other financial assets (including tax recoverable and loans to equity accounted units)	776	792

	82,948	86,702
Current assets
Inventories	3,924	4,350
Trade and other receivables	2,799	3,623
Other financial assets (including tax recoverable and loans to equity accounted units)	387	417
Cash and cash equivalents	11,163	12,423

	18,273	20,813
Assets of disposal groups held for sale (a)	82	312

Total assets	101,303	107,827

Current liabilities
Borrowings and other financial liabilities	(4,422)	(2,684)
Trade and other payables	(6,032)	(7,437)
Tax payable	(307)	(800)
Provisions including post retirement benefits	(1,219)	(1,299)

	(11,980)	(12,220)
Non-current liabilities
Borrowings and other financial liabilities	(20,943)	(22,535)
Trade and other payables	(859)	(871)
Tax payable	(337)	(370)
Deferred tax liabilities	(3,603)	(3,574)
Provisions including post retirement benefits	(12,865)	(13,303)

	(38,607)	(40,653)
Liabilities of disposal groups held for sale (a)	(83)	(360)

Total liabilities	(50,670)	(53,233)

Net assets	50,633	54,594

Capital and reserves
Share capital (b)
- Rio Tinto plc	228	230
- Rio Tinto Limited	4,167	4,535
Share premium account	4,298	4,288
Other reserves	10,057	11,122
Retained earnings	23,897	26,110

Equity attributable to owners of Rio Tinto	42,647	46,285
Attributable to non-controlling interests	7,986	8,309

Total equity	50,633	54,594

Group balance sheet (continued)

(a)	Assets and liabilities held for sale at 30 June 2015 comprise Rio Tinto’s interest in the Blair Athol coal project, SouthGobi Resources Limited and ECLTM.

(b)	At 30 June 2015, Rio Tinto plc had 1,402.0 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 424.2 million shares in issue and held by the public. As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$19.67 (31 December 2014: US$21.18).

Group statement of changes in equity

Period ended

30 June 2015

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	4,765	4,288	11,122	26,110	46,285	8,309	54,594
Total comprehensive (loss)/income for the period (a)	—	—	(1,105)	1,069	(36)	(211)	(247)
Currency translation arising on Rio Tinto Limited’s share capital	(283)	—	—	—	(283)	—	(283)
Dividends	—	—	—	(2,162)	(2,162)	(148)	(2,310)
Share buy-back (b)	(87)	—	2	(1,175)	(1,260)	—	(1,260)
Own shares purchased from Rio Tinto shareholders to satisfy share options (c)	—	—	11	—	11	—	11
Treasury shares reissued and other movements	—	10	—	1	11	—	11
Change in equity held by Rio Tinto	—	—	—	19	19	(15)	4
Equity issued to holders of non-controlling interests	—	—	—	—	—	45	45
Companies no longer consolidated	—	—	—	—	—	6	6
Employee share options and other IFRS 2 charges taken to the income statement	—	—	27	35	62	—	62

Closing balance	4,395	4,298	10,057	23,897	42,647	7,986	50,633

	Six months to 30 June 2015 US$	Six months to 30 June 2014 US$
Dividends per share: paid during the period	119.0c	108.5c
Dividends per share: proposed in the announcement of the results for the period	107.5c	96.0c

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Total amount of US$1,260 million includes own shares purchased from owners of Rio Tinto of US$1,021 million as per the Group cash flow statement and US$239 million financial liability recognised as a result of an irrevocable contract to cover the share buy-back programme.

(c)	Net of contributions received from employees for share options.

Group statement of changes in equity (continued)

Period ended

30 June 2014

	Attributable to owners of Rio Tinto
	Share capital US$m	Share premium US$m	Other reserves US$m	Retained earnings US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	5,141	4,269	12,871	23,605	45,886	7,616	53,502
Total comprehensive income/(loss) for the period (a)	—	—	689	3,965	4,654	(6)	4,648
Currency translation arising on Rio Tinto Limited’s share capital	278	—	—	—	278	—	278
Dividends	—	—	—	(2,006)	(2,006)	(159)	(2,165)
Own shares purchased from Rio Tinto shareholders to satisfy share options	—	—	(42)	—	(42)	—	(42)
Treasury shares reissued	—	13	—	2	15	—	15
Change in equity held by Rio Tinto	—	—	—	10	10	(10)	—
Equity issued to holders of non-controlling interests (b)	—	—	—	—	—	1,240	1,240
Employee share options and other IFRS 2 charges taken to the income statement	—	—	32	154	186	117	303

Closing balance	5,419	4,282	13,550	25,730	48,981	8,798	57,779

(a)	Refer to Group statement of comprehensive income for further details.

(b)	Equity issued to holders of non-controlling interests during 2014 included US$1.2 billion of proceeds from a rights issue by Turquoise Hill in January 2014.

1 Basis of preparation

The condensed consolidated interim financial statements included in this interim report have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim financial reporting’ as adopted by the European Union (‘EU’), the Disclosure and Transparency Rules (‘DTR’) of the Financial Conduct Authority (‘FCA’) applicable to interim financial reporting and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 15 May 2015.

These condensed interim financial statements represent a ‘condensed set of financial statements’ as referred to in the DTR issued by the FCA. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014. These annual financial statements were prepared on a going concern basis in accordance with the Companies Act 2006 applicable to companies reporting under International Financial Reporting Standards and in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 9 January 2015 and Article 4 of the European Union IAS regulation and with:

•	International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRIC) both as adopted by the European Union and which were mandatory for EU reporting as at 31 December 2014;

•	IFRIC 21 “Levies” which had been adopted by the EU and is mandatory as at 31 December 2015 for EU reporting and is available for early adoption; and

•	International Financial Reporting Standards as issued by the IASB and interpretations issued from time to time by the IFRIC which were mandatory as at 31 December 2014.

Accounting policies

The condensed consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2014 except for the adoption of a number of amendments issued by the International Accounting Standards Board (‘IASB’) and endorsed by the EU which apply for the first time in 2015. This basis of accounting is referred to as ‘IFRS’ in this report. The new pronouncements do not have a significant impact on the accounting policies, methods of computation or presentation applied by the Group and therefore the prior period consolidated financial statements have not been restated. The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

The critical accounting judgements and key sources of estimation uncertainty for the half year are the same as those disclosed in the Group’s consolidated financial statements for the year ended 31 December 2014.

The financial information by business unit and the geographic analysis of sales by destination provided on pages 11 to 13 and F-12 of this unaudited condensed interim financial report respectively, satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

2 Consolidated net debt

	30 June 2015 US$m	31 December 2014 US$m
Analysis of changes in consolidated net debt (a)
Opening balance	(12,495)	(18,055)
Adjustment on currency translation	845	1,039
Exchange losses charged to the income statement	(809)	(1,070)
Cash movements excluding exchange movements	(1,157)	5,357
Other movements	(67)	234

Closing balance	(13,683)	(12,495)

Total borrowings in balance sheet (b)	(24,824)	(25,075)
Derivatives related to net debt (included in other financial assets/liabilities)	(28)	146
Equity accounted unit funded balances excluded from net debt (c)	6	11

Adjusted total borrowings	(24,846)	(24,918)

Cash and cash equivalents	11,163	12,423

Consolidated net debt	(13,683)	(12,495)

(a)	Consolidated net debt is stated net of the impact of certain funding arrangements between EAUs and partially owned subsidiaries (EAU funded balances). This adjustment is required in order to avoid showing borrowings twice in the net debt disclosure, where funding has been provided to an EAU by the Group and subsequently lent by the EAU to a consolidated Group subsidiary.

(b)	Total borrowings are combined with other current financial liabilities of US$270 million (31 December 2014: US$20 million) and non-current financial liabilities of US$271 million (31 December 2014: US$124 million) in the balance sheet.

(c)	Equity accounted units funded balances are defined as amounts owed by partially owned subsidiaries to equity accounted units, where such funding was provided to the equity accounted unit by the Group.

3 Geographical analysis (by destination)

	Six months to 30 June 2015%	Six months to 30 June 2014%	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m
Gross sales revenue by destination (a)
China	36.0	37.8	6,926	9,665
United States of America	15.6	12.6	3,001	3,226
Other Asia	14.8	14.9	2,850	3,801
Japan	14.1	16.2	2,706	4,155
Other Europe (excluding United Kingdom)	9.0	8.4	1,727	2,149
Canada	3.3	2.7	644	701
Australia	2.1	2.5	403	652
United Kingdom	1.0	0.9	194	233
Other	4.1	4.0	777	988

Gross sales revenue	100.0	100.0	19,228	25,570

Share of equity accounted units’ sales			(1,248)	(1,233)

Consolidated sales revenue			17,980	24,337

The financial information by business unit and the geographic analysis of sales by destination satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a)	Gross sales revenue is used by the Group in monitoring business performance (refer to the financial information by business unit on page 11). Gross sales revenue includes the sales revenue of equity accounted units (after adjusting for sales to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

4 Prima facie tax reconciliation

	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m
Profit before taxation	1,745	6,092
Deduct: share of profit after tax of equity accounted units	(344)	(306)

Parent companies’ and subsidiaries’ profit before tax	1,401	5,786

Prima facie tax payable at UK rate of 20 per cent (2014: 21 per cent)	280	1,215
Impact of items excluded from underlying earnings (a)
- Impairment charges	191	(59)
- Gains and losses on disposal of businesses	(5)	(118)
- Foreign exchange on intra-group balances	192	27
- Foreign exchange on excluded finance items	4	66
- Other exclusions	(2)	69
Higher rate of tax on Australian underlying earnings at 30 per cent	297	630
Other tax rates applicable outside the UK and Australia on underlying earnings	(8)	24
Resource depletion and other depreciation allowances	(28)	(94)
Research, development and other investment allowances	(9)	(14)
Recognition of previously unrecognised deferred tax assets	(2)	(51)
Unrecognised current period operating losses	31	44
Other items (b)	5	68

Total taxation charge (c)	946	1,807

(a)	The impact for each item includes the effect of tax rates applicable outside the UK.

(b)	Other items include various adjustments to provisions for taxation of prior periods.

(c)	This tax reconciliation relates to the Group’s parent companies, subsidiaries and joint operations, and excludes equity accounted units. The Group’s share of profit of equity accounted units is net of tax charges of US$211 million (30 June 2014: US$202 million).

5 Fair value disclosure for financial instruments

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and joint operations, and excludes those of equity accounted units.

Fair values of financial instruments

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 30 June 2015 and 31 December 2014 are shown in the following table. The fair values of the Group’s cash and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

	30 June 2015		31 December 2014
	Carrying value US$m	Fair value US$m	Carrying value US$m	Fair value US$m
Short term borrowings	(4,152)	(4,183)	(2,664)	(2,711)
Medium and long term borrowings	(20,672)	(21,828)	(22,411)	(23,657)

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the financial instruments carried at fair value by valuation method at 30 June 2015:

	Total	Level 1 (a) (h)	Level 2 (b) (h)	Level 3 (c) (h)	Not held at fair value
Assets
Listed and unlisted equity shares and quoted funds	166	57	61	11	37
Other investments, including loans (d)	250	114	—	55	81
Trade receivables (e)	1,696	12	—	—	1,684

	2,112	183	61	66	1,802

Derivatives
Forward contracts: designated as hedges (f)	14	—	—	14	—
Forward contracts and option contracts, not designated as hedges (f)	267	(8)	12	263	—
Derivatives related to net debt (g)	(28)	—	(28)	—	—

	2,365	175	45	343	1,802

Fair value disclosure for financial instruments (continued)

The table below shows the financial instruments carried at fair value by valuation method at 31 December 2014:

	Total	Level 1 (a) (h)	Level 2 (b) (h)	Level 3 (c)(h)	Not held at fair value
Assets
Listed and unlisted equity shares and quoted funds	199	56	85	12	46
Other investments, including loans (d)	287	108	—	56	123
Trade receivables (e)	2,488	12	—	—	2,476

	2,974	176	85	68	2,645

Derivatives
Forward contracts: designated as hedges (f)	17	—	—	17	—
Forward contracts and option contracts, not designated as hedges (f)	192	(2)	(3)	197	—
Derivatives related to net debt (g)	146	—	146	—	—

	3,329	174	228	282	2,645

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares and other quoted funds.

(b)	Valuation is based on inputs that are observable for the financial instruments; these include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(d)	Other investments, including loans, comprise: cash deposits in rehabilitation funds, government bonds and royalty amounts receivable. The royalty receivables are valued based on an estimate of forward sales subject to the royalty agreement.

(e)	Trade receivables includes provisionally priced receivables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognised on provisionally priced sales based on the forward selling price for the period stipulated in the contract.

(f)	Level 3 derivatives consist of derivatives embedded in electricity purchase contracts linked to the LME with terms expiring between 2015 and 2030. The embedded derivatives are measured using discounted cash flows and option model valuation techniques. Long-term embedded derivatives with a fair value of US$263 million at 30 June 2015 are valued using significant unobservable inputs as the term of the derivative extends beyond the forward curve for aluminium.

Aluminium prices are flat lined beyond the market forward curve and increased by projected inflation up to the date of expiry of the contract.

The range of market prices is US$2,243 per metric tonne in 2025 to US$2,540 in 2030.

The other contracts with a fair value of US$14 million at 30 June 2015 are categorised as level three as the market premium assumptions used represent unobservable inputs.

(g)	Interest rate and currency interest rate swaps are valued using applicable market quoted swap yield curves adjusted for relevant basis and credit default spreads. Currency interest rate swap valuations also use market quoted foreign exchange rates. A discounted cash flow approach is applied to the cash flows derived from the inputs to determine fair value.

(h)	There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 for the six months to 30 June 2015 or the six months to 30 June 2014.

Fair value disclosure for financial instruments (continued)

Level 3 Financial instruments

The table below shows the summary of changes in the fair value of the Group’s Level 3 financial assets and financial liabilities for the six months to 30 June 2015 and the year ended 31 December 2014.

Level 3 Financial assets and liabilities	30 June 2015	31 December 2014
Opening balance	282	461
Currency translation adjustments	(26)	(17)
Losses realised included in:
– Net operating costs	(5)	(8)
Gains unrealised included in:
– Net operating costs	81	18
Total unrealised gains or (losses) transferred to other comprehensive income	11	(5)
Additions	—	8
Disposals/maturity of financial instruments	—	(175)

Closing balance	343	282

Total losses included in the income statement for assets and liabilities	(9)	(11)

Sensitivity analysis in respect of level 3 derivatives

Forward contracts and options whose carrying value are valued using unobservable inputs are calculated using appropriate discounted cash flow and option model valuation techniques.

The most significant of these assumptions relate to long term pricing wherein internal pricing assumptions are used after the 10 year LME curve. A 10 per cent increase in long term metal pricing assumptions would result in a US$75 million (31 December 2014: US$39 million) decrease in carrying value. A 10 per cent decrease in long term metal pricing assumptions would result in a US$19 million (31 December 2014: US$71 million) increase in carrying value.

6 Acquisitions and disposals

30 June 2015

Acquisitions

There were no material acquisitions during the six months ended 30 June 2015.

Disposals

On 23 April 2015, Turquoise Hill disposed of 25.7 per cent of its interest in SouthGobi Resources to Novel Sunrise Investments.

On 17 June 2015, Rio Tinto disposed of its 77.8 per cent interest in Murowa Diamonds and 50 per cent interest in Sengwa Colliery Ltd (Sengwa) to RZ Murowa Holdings Limited.

30 June 2014

Acquisitions

There were no material acquisitions during the six months ended 30 June 2014.

Disposals

On 29 May 2014, Rio Tinto completed the sale of its 50.1 per cent interest in the Clermont Joint Venture to GS Coal for US$1,015 million subject to finalisation of net debt and working capital adjustments.

7 Other disclosures

Capital commitments at 30 June 2015

Capital commitments, excluding the Group’s share of joint venture capital commitments, were US$1,277 million (31 December 2014: US$1,987 million).

The Group’s share of joint venture capital commitments was US$649 million (31 December 2014: US$1,113 million).

For Minera Escondida Limitada and Sohar Aluminium Company L.L.C., the Group, along with the other joint venturers, has made various commitments to provide shareholder funding as required, subject to approved thresholds. In particular, Minera Escondida Limitada holds a shareholder line of credit for US$225 million (Rio Tinto share) which is currently undrawn. This line of credit was also available in 2014.

The Group has a commitment to purchase and market a portion (which may be different to the Group’s ownership interest) of the output of Sohar Aluminium Company L.L.C., an aluminium smelter in which the Group is a joint venturer. The Group subsequently sells the purchased products to third parties.

Contingent liabilities (subsidiaries and joint operations)

Contingent liabilities, indemnities and other performance guarantees were US$256 million at 30 June 2015 (31 December 2014: US$239 million).

Indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations including those under contractual arrangements (for example undertakings related to rehabilitation activities and supplier agreements) not provided for in the balance sheet, where the likelihood of the guarantees or indemnities being called is assessed as possible rather than probable or remote. There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.

There are a number of legal claims currently outstanding against the Group. No material loss to the Group is expected to result from these claims.

Other disclosures (continued)

Contingent assets

The Group has various insurance claims outstanding with reinsurers including claims relating to the Manefay slide at Rio Tinto Kennecott in April 2013. An interim progress payment was received on this claim in 2013. Further receipts are considered probable but the amount cannot currently be reliably estimated.

Related party matters

Purchases relate largely to amounts charged by equity accounted units for toll processing of alumina and purchases of bauxite and aluminium. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onward sale to third party customers. Details of the Group’s principal equity accounted units are given in the 2014 Annual report.

Income statement items	Six months to 30 June 2015 US$m	Six months to 30 June 2014 US$m
Purchases from equity accounted units	(615)	(1,051)
Sales to equity accounted units	121	422

Cash flow statement items
Dividends from equity accounted units	181	42
Net funding of equity accounted units (a)	11	(84)

Balance sheet items	30 June 2015 US$m	31 December 2014 US$m
Investments in equity accounted units	5,025	4,868
Loans to equity accounted units	52	71
Loans from equity accounted units	(60)	(52)
Trade and other receivables: amounts due from equity accounted units	351	423
Trade and other payables: amounts due to equity accounted units	(208)	(225)

(a)	Repayments of loans by equity accounted units exceeded the funding provided by Rio Tinto in the period.

Rio Tinto plc guarantees to pay the Rio Tinto Pension Fund (UK) any contributions due from Group companies participating in that fund, pro rata to its ownership of those companies and subject to certain conditions, in the event that the companies fail to meet their contribution requirements. Furthermore, Rio Tinto plc has in place a guarantee for the Rio Tinto Pension Fund, in the standard form required by the Pension Protection Fund (‘PPF’), to cover 105 per cent of the Fund’s liabilities measured on the PPF’s prescribed assumptions. Other similar guarantees in place include a Rio Tinto plc guarantee to the Rio Tinto 2009 pension fund, with no limit on liabilities.

In February 2011 an agreement between Alcan Holdings Switzerland and the Alcan Schweiz pension fund was executed whereby the funding deficit as at 31 December 2010 in relation to the pensioner population will be funded by Alcan Holdings Switzerland over a six year period.

8 Events after the balance sheet date

Share buy-back programme

In July, a further US$0.2 billion of Rio Tinto plc shares were purchased as part of the ongoing share buy-back programme. The programme is ongoing in the second half of 2015.

Rio Tinto corporate bonds repurchase

On 11 July Rio Tinto Finance (USA) Limited repurchased US$1.2 billion of own issued corporate bonds, which had original maturity dates of May and September 2016.

Other than the items above, no events were identified after the balance sheet date which could be expected to have a material impact on the consolidated financial statements.